                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 9)

                             Venturi Partners. Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    92330P10
                                 (CUSIP Number)

                              Links Partners, L.P.
                              Inland Partners, L.P.
                             Coryton Management Ltd.
                                  Arthur Coady
                                   Elias Sabo
                                I. Joseph Massoud

                            (Name of Persons Filing)

Joseph Milana and Chrissie Neves                Joseph Milana and Chrissie Neves
       Links Partners, LP                              Inland Partners, LP
        61 Wilton Avenue,                               61 Wilton Avenue,
            2nd Floor                                       2nd Floor
   Westport, Connecticut 06880                     Westport, Connecticut 06880
    Telephone: (203) 221 1703                       Telephone: (203) 221-1703

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 15, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes)

                         (Continued on following pages)
                                 (Page 1 of 15)

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  715338109  Page 2 of 15
--------------------------------------------------------------------------------

1  NAMES OF REPORTING PERSONS
I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Links Partners, L.P.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) / /
(b) /X /
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
AF, WC
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)  / /
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda
--------------------------------------------------------------------------------

SHARES BENEFICIALLY OWNED     7           SOLE VOTING POWER
BY EACH REPORTING PERSON                          0
WITH

--------------------------------------------------------------------------------

                              8          SHARED VOTING POWER
                                             734,515.38

--------------------------------------------------------------------------------

                              9        SOLE DISPOSITIVE POWER
                                                  0

--------------------------------------------------------------------------------

                             10       SHARED DISPOSITIVE POWER
                                             734,515.38

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            734,515.38
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                              11.98%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
                                                PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  715338109  Page 3 of 15
--------------------------------------------------------------------------------

1  NAMES OF REPORTING PERSONS
I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Inland Partners, L.P.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) / /
(b) / X/
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
AF, WC
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)  / /
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
Bahamas
--------------------------------------------------------------------------------

SHARES BENEFICIALLY OWNED     7           SOLE VOTING POWER
BY EACH REPORTING PERSON                          0
WITH

--------------------------------------------------------------------------------

                              8          SHARED VOTING POWER
                                             735,060.98

--------------------------------------------------------------------------------

                              9        SOLE DISPOSITIVE POWER
                                                  0

--------------------------------------------------------------------------------

                             10       SHARED DISPOSITIVE POWER
                                             735,060.98

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            735,060.98
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                              11.99%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
                                                PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  715338109  Page 4 of 15
--------------------------------------------------------------------------------

1  NAMES OF REPORTING PERSONS
I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Coryton Management Ltd.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) / /
(b) / X/
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
AF, WC
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)  / /
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
Bahamas
--------------------------------------------------------------------------------

SHARES BENEFICIALLY OWNED     7           SOLE VOTING POWER
BY EACH REPORTING PERSON                          0
WITH

--------------------------------------------------------------------------------

                              8          SHARED VOTING POWER
                                            1,469,576.36

--------------------------------------------------------------------------------

                              9        SOLE DISPOSITIVE POWER
                                                  0

--------------------------------------------------------------------------------

                             10       SHARED DISPOSITIVE POWER
                                            1,469,576.36

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           1,469,576.36
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                               23.8%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
         CO, HC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  715338109  Page 5 of 15
--------------------------------------------------------------------------------

1  NAMES OF REPORTING PERSONS
I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Arthur Coady
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) / /
(b) / X/
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
AF, WC
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)  / /
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
--------------------------------------------------------------------------------

SHARES BENEFICIALLY OWNED     7           SOLE VOTING POWER
BY EACH REPORTING PERSON                          0
WITH

--------------------------------------------------------------------------------

                              8          SHARED VOTING POWER
                                            1,469,576.36

--------------------------------------------------------------------------------

                              9        SOLE DISPOSITIVE POWER
                                                  0

--------------------------------------------------------------------------------

                             10       SHARED DISPOSITIVE POWER
                                            1,469,576.36

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           1,469,576.36
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                               23.8%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  715338109  Page 6 of 15
--------------------------------------------------------------------------------

1  NAMES OF REPORTING PERSONS
I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elias Sabo
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) / /
(b) / X/
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
AF, WC
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)  / /
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
--------------------------------------------------------------------------------

SHARES BENEFICIALLY OWNED     7           SOLE VOTING POWER
BY EACH REPORTING PERSON                          0
WITH

--------------------------------------------------------------------------------

                              8          SHARED VOTING POWER
                                            1,469,576.36

--------------------------------------------------------------------------------

                              9        SOLE DISPOSITIVE POWER
                                                  0

--------------------------------------------------------------------------------

                             10       SHARED DISPOSITIVE POWER
                                            1,469,576.36

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           1,469,576.36
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                               23.8%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  715338109  Page 7 of 15
--------------------------------------------------------------------------------

1  NAMES OF REPORTING PERSONS
I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
I.  Joseph Massoud
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) / /
(b) / X/
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
AF, WC
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)  / /
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
--------------------------------------------------------------------------------

SHARES BENEFICIALLY OWNED     7           SOLE VOTING POWER
BY EACH REPORTING PERSON                          0
WITH

--------------------------------------------------------------------------------

                              8          SHARED VOTING POWER
                                            1,469,576.36

--------------------------------------------------------------------------------

                              9        SOLE DISPOSITIVE POWER
                                                  0

--------------------------------------------------------------------------------

                             10       SHARED DISPOSITIVE POWER
                                            1,469,576.36

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           1,469,576.36
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                               23.8%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
IN
--------------------------------------------------------------------------------

INTRODUCTION.

This Amendment No. 9 amends and supplements the Schedule 13D filed on April 5, 2002 (the "Initial Schedule 13D"), as amended and supplemented by Amendment No. 1 to Schedule 13D, filed on June 5, 2002 ("Amendment No. l"), Amendment No. 2 to
Schedule 13D, filed on July 25, 2002 ("Amendment No. 2"), Amendment No. 3 to
Schedule 13D, filed on July 31, 2002 ("Amendment No. 3"), Amendment No. 4 to
Schedule 13D, filed on August 30, 2002 ("Amendment No. 4"), Amendment No. 5 to
Schedule 13D, filed on November 20, 2002 ("Amendment No. 5"), Amendment No. 6 to
Schedule 13D, filed on March 17, 2003 ("Amendment No. 6") Amendment No. 7 to
Schedule 13D, filed on April 16, 2003 ("Amendment No. 7") and Amendment No. 8 to Schedule 13D filed on September 30, 2003 ("Amendment No. 8"). The Initial
Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment
No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9 are collectively referred to herein as "Schedule 13D".

Capitalized terms used and not defined in this Amendment No. 9 shall have the meanings set forth in Schedule 13D.

Schedule 13D was originally filed by (i) Credit Suisse First Boston, a Swiss bank, on behalf of itself and its subsidiaries to the extent that they constituted part of the investment banking business of the Credit Suisse First Boston business unit ("CSFB Business Unit"), in accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998); (ii) CSFB Global Opportunities Partners, L.P., a limited partnership organized under the laws of Delaware ("CSFB Partners (Delaware)"), CSFB Global Opportunities Partners (Bermuda), L.P., an exempted limited partnership organized under the laws of Bermuda ("CSFB Partners (Bermuda)"), Links Partners, L.P., a Bahamian exempted limited partnership ("Links"), and Inland Partners, L.P., a Bahamian exempted limited partnership ("Inland"), by virtue of their beneficial ownership of the 5-3/4% Convertible Subordinated Notes due July 2004 (the "Notes") of Venturi Partners, Inc. (formerly known as Personnel Group of America, Inc.) (the "Issuer"), which were immediately convertible into shares of common stock, par value $0.01 per share, of the Issuer (the "Issuer Common Stock"), (iii) Hemisphere Global Opportunities Partners, Ltd., a Bermuda corporation ("Hemisphere Partners"), as general partner of CSFB Partners (Delaware) and CSFB Partners (Bermuda), (iv) Mutual Trust Management (Bermuda) Limited (formerly The Hemisphere Trust Company Limited), a Bermuda licensed trust company ("Mutual Trust"), the trustee of The Hemisphere Global Opportunities Partners Charitable Trust, as the sole shareholder of Hemisphere Partners, (v) Coryton Management Ltd., a Bahamian corporation ("Coryton"), as general partner of Links and Inland, (vi) Arthur Coady, as director and sole shareholder of Coryton and (vii) Elias Sabo and I. Joseph Massoud, as attorneys-in-fact for each of Links and Inland, who have investment authority over securities held by Links and Inland, with respect to the Common Stock.

Among other things, (i) Amendment No. 2 deleted Credit Swiss First Boston, on behalf of itself and its subsidiaries to the extent they constituted part of the CSFB Business Unit, as a Reporting Person, (ii) Amendment No. 3 added MatlinPatterson LLC ("MatlinPatterson"), MatlinPatterson Asset Management LLC ("Matlin Asset Management") and MatlinPatterson Global Advisers LLC ("Matlin Advisers") as Reporting Persons, and reflected the name changes of CSFB Partners (Delaware) and CSFB Partners (Bermuda) to MatlinPatterson Global Opportunities Partners L.P. ("Matlin Partners (Delaware)") and MatlinPatterson Global Opportunities Partners (Bermuda) L.P. ("Matlin Partners (Bermuda)"), respectively, (iii) Amendment No. 4 deleted Hemisphere Partners and Mutual Trust as Reporting Persons and added MatlinPatterson Global Partners LLC ("Matlin Partners") as a Reporting Person, (iv) Amendment No. 5 changed the address of the principal office and principal place of business for MatlinPatterson, Matlin Asset Management, Matlin Partners, Matlin Advisers and Matlin Partners (Delaware), disclosed the entering into of the Agreement in Principal to negotiate terms of the Proposed Restructuring and the entering into of the Purchase Option Agreement, disclosed various purchases of loans and loan commitments by the Reporting Persons, disclosed the intent of each of the Reporting Persons, and updated the interest in securities of the Issuer by the Reporting Persons, (v) Amendment No. 6 amended or corrected certain information that changed since the filing of Amendment No. 5 and disclosed the execution of the Restructuring Agreement among the Issuer, certain subsidiaries of the Issuer, certain creditors of the Issuer, and certain noteholders of the Issuer including Matlin Partners (Delaware), Inland and Links on March 14, 2003 which related to a proposed restructuring of the Issuer, (vi) Amendment No. 7 amended certain information that changed since the filing of Amendment No. 6, disclosed the changes in the holdings of debt by the Reporting Persons under the credit facility and the closing on April 14, 2003 of the Notes Exchange as described under the heading "The Notes Exchange" in Section D of Item 4 of Amendment

No. 6 and the execution of the Second Amended and Restated Credit Agreement, including the related issuance to the Reporting Persons of common stock purchase warrant shares and other changes in lieu of consummating the Loan Exchange, and
(vii) Amendment No. 8 amended certain information that had changed since the filing of Amendment No. 7 and disclosed the conversion of the Preferred Stock into shares of Issuer Common Stock.

This Amendment No. 9 is filed on behalf of (i) Links and Inland, by virtue of their beneficial ownership of shares of Issuer Common Stock and warrants to purchase shares of Issuer Common Stock, (ii) Coryton, as general partner of Links and Inland, (iii) Arthur Coady, as director and sole shareholder of Coryton and (iv) Elias Sabo and I. Joseph Massoud, as attorneys-in-fact for each of Links and Inland, who have investment authority over securities held by Links and Inland (Links, Inland, Coryton, Arthur Coady, Elias Sabo, and I. Joseph Massoud, collectively, the "Reporting Persons" and each a "Reporting Person"), for purposes of (x) amending certain information that has changed since the filing of Amendment No. 8 and (y) disclosing the termination of the Intercreditor Agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Subsections (a) and (b) of Item 5 of Schedule 13D solely with respect to Inland, Links, Coryton, Coady, Sabo and Massoud amended to read as follows:

As of the date hereof, the Reporting Persons' interests in Issuer Common Stock are as follows:

(a)(i) As of the date hereof, the Reporting Persons' interests in Issuer Common Stock in the aggregate are as follows: Links, Inland Coryton, Arthur Coady, Elias Sabo and I. Joseph Massoud in the aggregate beneficially own or may be deemed to beneficially own 1,469,576.36 shares of Issuer Common Stock consisting of (A) 1,384,334 shares of Issuer Common Stock and (B) 85,242.36 Warrants to purchase 84,242.36 shares of Issuer Common Stock. The 1,469,576.36 shares of Issuer Common Stock represent beneficial ownership of approximately 23.8% of the issued and outstanding shares of Issuer Common Stock (based on 6,089,938 shares of Issuer Common Stock issued and outstanding as reported by Issuer's counsel and assuming exercise of the Warrants directly beneficially owned by the Reporting Persons).

(iii) As of the date hereof, Links is the direct beneficial owner of 734,515.38 shares of Issuer Common Stock consisting of (A) 692,167 shares of Issuer Common Stock and (B) 42,348.38 Warrants to purchase 42,348.38 shares of Issuer Common Stock. The 735,060.98 shares of Issuer Common Stock represent beneficial ownership of approximately 11.98% of the issued and outstanding shares of Issuer Common Stock (based on 6,089,938 shares of Issuer Common Stock issued and outstanding as reported by Issuer's counsel and assuming exercise of the Warrants directly beneficially owned by Links).

(iv) As of the date hereof, Inland is the direct beneficial owner of 735,060.98 shares of Issuer Common Stock consisting of (A) 692,167 shares of Issuer Common Stock and (B) 42,893.98 Warrants to purchase 42,893.98 shares of Issuer Common Stock. The shares of Issuer Common Stock represent beneficial ownership of approximately 11.99% of the issued and outstanding shares of Issuer Common Stock (based on 6,089,938 shares of Issuer Common Stock issued and outstanding as reported by Issuer's counsel and assuming exercise of the Warrants directly beneficially owned by Inland).

(xii) Coryton serves as General Partner of Links and Inland. By reason of such relationships, Coryton may be deemed to share voting and dispositive power over the shares owned by Links and Inland.

(xiii) Arthur Coady serves as sole shareholder of Coryton. By reason of such relationship, Arthur Coady may be deemed beneficially own the shares owned by Links and Inland.

(xiv) Elias Sabo and I. Joseph Massoud serve as attorney-in-fact for each of Links and Inland, who have investment authority over securities held by Links and Inland. By reason of such relationships, Elias Sabo and I. Joseph Massoud may be deemed to share voting and dispositive power over the shares owned by Links and Inland.

(b) To the best knowledge of Coryton with respect to the directors and executive officers named in its schedule to the Schedule 13D, none of the persons (i) beneficially owns any shares of Issuer Common Stock (other than in his or her capacity as a controlling member, executive officer or director of Coryton or
(ii) has the right to acquire any Issuer Common Stock owned by other parties.

The filing of this Amendment No. 9 shall not be construed as an admission by any of the Reporting Persons that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Issuer Common Stock owned by other parties.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Intercreditor Agreement, pursuant to which Matlin Partners (Delaware), Matlin Partners (Bermuda), Links and Inland agreed to vote all of the shares of capital stock of the Issuer beneficially owned by them, directly or indirectly, as unanimously agreed upon by them was terminated on July 15, 2004.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of Schedule 13D is hereby amended by adding Exhibit 1(b) and replacing
Exhibit 5.

EXHIBIT NO.     DESCRIPTION
     1(b)       Letter dated July 15, 2004, terminating Intercreditor Agreement.

     5          Joint Filing Agreement, dated as of July 18, 2004, by and among
                Links Partners, L.P., Inland Partners, L.P., Coryton Management
                Ltd., Arthur Coady, Elias Sabo and I. Joseph Massoud.


                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment No. 9 is true, complete and correct.

July 18, 2004

                                     LINKS PARTNERS, L.P.

                                     By:  Coryton Management Ltd.,
                                     its general partner

                                     By: /s/Arthur Coady
                                         -------------------------------
                                     Name: Arthur Coady
                                     Title: President

                                     INLAND PARTNERS, L.P.

                                     By:  Coryton Management Ltd.,
                                     its general partner

                                     By: /s/Arthur Coady
                                         -------------------------------
                                     Name: Arthur Coady
                                     Title: President

                                     CORYTON MANAGEMENT LTD

                                     By:/s/Arthur Coady
                                        --------------------------------
                                     Name: Arthur Coady
                                     Title: President

                                     ARTHUR COADY

                                     By:/s/Arthur Coady
                                        --------------------------------
                                     Name: Arthur Coady

                                     ELIAS SABO


                                     By: /s/Elias Sabo
                                         -------------------------------
                                     Name: Elias Sabo


                                     I. JOSEPH MASSOUD


                                     By:/s/I. Joseph Massoud
                                        --------------------------------
                                     Name:  I. Joseph Massoud




EXHIBIT INDEX

Exhibit No.     Description
     1(b)       Letter dated July 15, 2004, terminating Intercreditor Agreement.

     5          Joint Filing Agreement, dated as of July 15, 2004, by and Links
                Partners, L.P., Inland Partners, L.P., Coryton Management Ltd.,
                Arthur Coady, Elias Sabo and I. Joseph Massoud.

                                                                    Exhibit 1(b)

                               Links Partners, LP
                               Inland Partners, LP
                           61 Wilson Avenue, 2nd Floor
                           Westport, Connecticut 06880
                                 (203) 221-8253



July 15, 2004


VIA FACSIMILE AND
FIRST CLASS MAIL

MatlinPatterson Global Opportunities                Dewey Ballantine LLP
  Partners, L.P.                                    1301 Avenue of the Americas
or MatlinPatterson Global Opportunities             New York, New York 10019
  Partners (Bermuda), L.P.                          Facsimile (212) 259-6333
c/o Hemisphere House                                Attention:  Gregory M. Owens
Nine Church Street
P.P. Box HM 951
Hamilton HM11
Facsimile (441) 295-9166
Attention:  Marty Brandt

MatlinPatterson Global Opportunities Advisers, LLC
11 Madison Avenue
New York, New York 10010
Facsimile (212) 593-5955
Attention:  Donna P. Alderman

Ladies and Gentlemen:

         Reference is hereby made to that certain Intercreditor Agreement, dated as of June 5, 2001 (the "Intercreditor Agreement"), by and among Links Partners, LP, Inland Partners, LP, MatlinPatterson Global Opportunities Partners, L.P. (f/k/a/ CSFB Global Opportunities Partners L.P) and MatlinPatterson Global Opportunities Partners (Bermuda), L.P. (f/k/a CSFB Global Opportunities Partners (Bermuda), L.P. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Intercreditor Agreement.

         Pursuant to paragraph 9 of the Intercreditor Agreement, the Investors hereby mutually agree to terminate the Intercreditor hereby mutually agree to terminate the Intercreditor Agreement effective as of the date hereof.

         Please indicate your agreement to the foregoing by executing this letter where indicated and returning it to my attention at the address indicated above.

                                              Very truly yours,

                                              INLAND PARTNERS, LP

                                              By:  Coryton Management Ltd.

                                              By: /s/ Elias J. Sabo
                                              Name:   Elias J. Sabo
                                                   -----------------------------
                                              Title:  Attorney-in-fact
                                                    ----------------------------

                                              LINKS PARTNERS, LP

                                              By:  Coryton Management Ltd.

                                              By: /s/ Elias J. Sabo
                                              Name:   Elias J. Sabo
                                                   -----------------------------
                                              Title:  Attorney-in-fact
                                                    ----------------------------

Agreed and Accepted
this 15th day of June, 2004

MATLINPATTERSON GLOBAL OPPORTUNITIES
  PARTNERS, L.P.

By:  MatlinPatterson Global Advisers LLC
       as Investment Adviser

By:  /s/ Robert Weiss
   -------------------------------------
Name:    Robert Weiss
     -----------------------------------
Title:
      ----------------------------------

MATLINPATTERSON GLOBAL OPPORTUNITIES
  PARTNERS (BERMUDA), L.P.

By:  MatlinPatterson Global Advisers LLC
       as Investment Adviser

By:  /s/ Robert Weiss
   -------------------------------------
Name:    Robert Weiss
     -----------------------------------
Title:
      ----------------------------------

                                                                       Exhibit 5

                             JOINT FILING AGREEMENT
                            Dated as of July 18, 2004

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of Links Partners, L.P., Inland Partners, L.P., Coryton Management Ltd., Arthur Coady, Elias Sabo and I. Joseph Massoud, on behalf of each of them a statement on
Schedule 13D (including amendments thereto) with respect to shares of common stock, par value $0.01 per share, of Venturi Partners, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 18th day of July, 2004.

                                    LINKS PARTNERS, L.P.

                                    By:  Coryton Management Ltd.,
                                    its general partner

                                    By:/s/Arthur Coady
                                       --------------------------------
                                    Name: Arthur Coady
                                    Title: President

                                    INLAND PARTNERS, L.P.

                                    By:  Coryton Management Ltd.,
                                    its general partner

                                    By:/s/Arthur Coady
                                       --------------------------------
                                    Name: Arthur Coady
                                    Title: President


                                    CORYTON MANAGEMENT LTD.

                                    By:/s/Arthur Coady
                                       --------------------------------
                                    Name: Arthur Coady
                                    Title: President


                                    ARTHUR COADY

                                    By:/s/Arthur Coady
                                       --------------------------------
                                    Name: Arthur Coady

                                    ELIAS SABO

                                    By:/s/Elias Sabo
                                       --------------------------------
                                    Name: Elias Sabo


                                    I. JOSEPH MASSOUD

                                    By:/s/I. Joseph Massoud
                                       --------------------------------
                                    Name:  I. Joseph Massoud


                                      -15-